PENINSULA RESOURCES LTD.

2110–1177 West Hastings Street Vancouver BC V6E 2K3 Phone:  (604) 688-5007 Fax:  (604) 909-4682

Trading Symbol: PNU.H

N E W S    R E L E A S E

September 2, 2010

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR
DISTRIBUTION TO U.S. WIRE SERVICES

Peninsula Resources Announces Closing of $50 million Zodiac Financing

Peninsula Resources Ltd.  (“Peninsula” or the “Company”) announces that, further to its press release of August 20, 2010, Zodiac Exploration Corp. (“Zodiac”) has raised CDN$50 million by way of a private placement of 98,039,216 subscription receipts.    Each subscription receipt entitles the holder to receive one share of Zodiac without payment of any additional consideration, on satisfaction of certain conditions.  Upon the closing of the previously announced acquisition by Peninsula of Zodiac (the “Transaction”), each Zodiac share will convert into 1.45 Peninsula shares.  The issue price for each subscription receipt was CDN$0.51.  After giving effect to the exchange of Zodiac shares for Peninsula shares the effective price of the financing was CDN$0.35 per Peninsula share.

The financing was led by Canaccord Genuity Corp. and Raymond James Ltd. as co-lead agents and joint book runners with a syndicate that included Haywood Securities Inc., Macquarie Capital Markets Canada and Strategic Energy Research & Capital, LLC., an affiliate of FCG Advisors, LLC (collectively, the “Agents”). Upon the closing of the Transaction the Agents will be paid a commission by Zodiac of 5.0% on the gross proceeds of the financing.

The proceeds from the sale of the subscription receipts have been deposited in escrow and will be released to Zodiac upon the closing of the Transaction.  If the Transaction does not close by October 15, 2010 the proceeds of the financing will be returned to the subscribers.  The proceeds from the offering will be used to fund exploration and development activities on Zodiac’s California oil and gas properties and for general corporate purposes.

The Company also announces that the meetings of shareholders of the Company and Zodiac to approve the Transaction will be held on September 28, 2010.   A joint management circular has been mailed to all shareholders of the Company and Zodiac.  The Transaction is scheduled to close shortly thereafter.

Closing of the Transaction continues to be subject to a number of conditions, including the approval of the TSX Venture Exchange (“TSXV”) and the approval of the shareholders of the Company and Zodiac.

About Zodiac Exploration Corp.

Zodiac is a private Alberta incorporated company formed to explore for and eventually develop and produce oil and gas from assets in North America with a focus on the San Joaquin Basin in California. Zodiac currently holds approximately 50,000 net acres in Kings County California.  Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects.  The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Vaqueros and Whepley formations referred to as the Jaguar prospect.

All information provided in this news release related to Zodiac has been provided by management of Zodiac and has not been independently verified by management of Peninsula.

Completion of the Transaction is be subject to a number of conditions, including but not limited to, TSXV acceptance and if applicable pursuant to TSXV Requirements (as such term is defined under the TSXV policies), majority of the minority shareholder approval. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a Peninsula should be considered highly speculative.

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Certain information in this press release may contain forward-looking statements.  Such forward-looking statements, including but not limited to those with respect to the acquisition or Zodiac and the release of the financing proceeds, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or Zodiac to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in the Company’s filings with the Canadian securities regulators, which filings are available at www.sedar.com.

For further information please contact:

Len Guenther

Director

Peninsula Resources Limited

Tel: 604.688.5007

Or

Randy Neely

Chief Financial Officer

Zodiac Exploration Corp.

Tel: 403.444.7848